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                                                                          OMB APPROVAL
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                                  UNITED STATES                   OMB Number:   3235-0058
                       SECURITIES AND EXCHANGE COMMISSION         Expires: January 31, 2002
                             Washington, D.C. 20549               Estimated average burden
                                                                  hours per response .. 2.50
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                                   FORM 12b-25                    --------------------------
                                                                        SEC FILE NUMBER
                                                                            0-23965
                           NOTIFICATION OF LATE FILING            --------------------------
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                                                                       CUSIP NUMBER
                                                                        293849105
                                                                  --------------------------
(Check One):
 [X] Form 10-KSB[ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended:  December 31, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

    If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

Entrust Financial Services, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

6795 E. Tennessee Ave., 5th Floor
________________________________________________________________________________
Address of principal executive office (Street and number)

Denver, Colorado 80224
________________________________________________________________________________
City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
[X]  |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The  accountants  have not had the opportunity to finish the Form 10-KSB in time for the Company to make its final  review  prior to the due date.  The
     Company will file the Form 10-KSB by the extension date.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Scott J. Sax                          (303)             322-6999
     ---------------------------------------------------------------------------
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Entrust Financial  Services,  Inc. expects to show both  significantly increased revenues and earnings for the fiscal year ended December 31,
          2001,  compared to the fiscal year ended  December 31, 2000. The final numbers  cannot be  quantitatively  stated at this time pending  final adjustments which must be made to the financial statements for both of the fiscal year ended December 31, 2001 and December 31, 2000.

--------------------------------------------------------------------------------

     Entrust Financial Services,  Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                Entrust Financial Services, Inc.

Date: March 29, 2002            By  /s/ Scott J. Sax
    -------------------            ---------------------------------------------
                                    Scott J. Sax
                                    President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

MICHAEL JOHNSON & CO., LLC
Certified Public Accounts
9175 East Kenyon Ave., Suite 100
Denver, Colorado 80237

March 28, 2002

Entrust Financial Services, Inc.
Attn: Mr. Scott Sax
6795 E. Tennessee Ave.
Denver, CO 80224

Gentlemen;

Because of certain adjustments which must be made to the financial statements for both of the fiscal year ended December 31, 2001 and December 31, 2000, we will not be able to finalize the year-end audit for Entrust Financial Services, Inc. by the due date. We ask you to request a fifteen-day extension for the Form 10-KSB filing.

Sincerely,

///Signed///

Michael Johnson CPA